SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             Rare Medium Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449238203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Paul A. Belvin
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  April 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 2 of 13 Pages

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------

         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds   (See Instructions)                 OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Number of Shares    7.     Sole Voting Power                    30,581,591
Bene-ficially
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------
                    8.     Shared Voting Power                  39,932,001
--------------------------------------------------------------------------------
                    9.     Sole Dispositive Power               30,581,591(See
                                                                footnote below*)
--------------------------------------------------------------------------------
                    10.    Shared Dispositive Power             39,932,001(See
                                                                footnote below*)
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  39,932,001 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)       43.9%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person  (See Instructions)         PN
--------------------------------------------------------------------------------

         (*) Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 below.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 3 of 13 Pages

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------
         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power                    1,640,075
Bene-ficially
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------
                    8.     Shared Voting Power                 39,932,001
--------------------------------------------------------------------------------
                    9.     Sole Dispositive Power               1,640,075 (See
                                                                footnote below*)
--------------------------------------------------------------------------------
                    10.    Shared Dispositive Power            39,932,001 (See
                                                                footnote below*)
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  39,932,001  shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)       43.9%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)          PN
--------------------------------------------------------------------------------

(*)Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 below.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 4 of 13 Pages

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  AIF IV/RRRR LLC
--------------------------------------------------------------------------------
         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power                    7,710,335
Bene-ficially
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------
                    8.     Shared Voting Power                 39,932,001
--------------------------------------------------------------------------------
                    9.     Sole Dispositive Power               7,710,335 (See
                                                                footnote below*)
--------------------------------------------------------------------------------
                    10.    Shared Dispositive Power            39,932,001 (See
                                                                footnote below*)
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  39,932,001 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)      43.9 %
--------------------------------------------------------------------------------
         14.      Type of Reporting Person  (See Instructions)         OO
--------------------------------------------------------------------------------

 (*)Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 below.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 5 of 13 Pages

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds   (See Instructions)
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power                    0
Bene-ficially
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------
                    8.     Shared Voting Power                  39,932,001
--------------------------------------------------------------------------------
                    9.     Sole Dispositive Power               0
--------------------------------------------------------------------------------
                    10.    Shared Dispositive Power             39,932,001 (See
                                                                footnote below*)
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  39,932,001 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)       43.9%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person  (See Instructions)         PN
--------------------------------------------------------------------------------

(*)Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 below.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 6 of 13 Pages

--------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Apollo Management IV, L.P.
--------------------------------------------------------------------------------
         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power                    0
Bene-ficially
Owned by Each
Reporting Person
With
--------------------------------------------------------------------------------
                    8.     Shared Voting Power                  39,932,001
--------------------------------------------------------------------------------
                    9.     Sole Dispositive Power               0
--------------------------------------------------------------------------------
                    10.    Shared Dispositive Power             39,932,001 (See
                                                                footnote below*)
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  39,932,001 shares of Common Stock  (See footnote below*)
--------------------------------------------------------------------------------
         12.      Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
                  Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)       43.9%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person  (See Instructions)         PN
--------------------------------------------------------------------------------

(*)Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 below.

                                                              Page 7 of 13 Pages



         This Amendment No. 5 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P. ("AIF IV"), Apollo Overseas Partners IV, L.P. ("Overseas IV"), Apollo Advisors IV, L.P. ("Advisors IV"), Apollo Management IV, L.P. ("Management IV") and AIF IV/RRRR LLC ("AIF LLC," and collectively, the "Reporting Persons") originally filed on June 14, 1999, as amended on August 19, 1999, September 6, 2000, May 23, 2001, and October 2, 2001, with the Securities and Exchange Commission with respect to shares of Common Stock of Rare Medium Group, Inc. (the "Issuer"), par value $0.01 per share (the "Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented as follows:

         On April 2, 2002, AIF IV, Overseas IV, and AIF LLC (collectively, "Apollo Purchasers") purchased in advance an aggregate of 38,765,848 shares of the Issuer's Non-Voting Common Stock, par value $0.01 per share (the "Non-Voting Stock") for an aggregate purchase price of $9,885,291.20 (the "Purchase Price"). As described in Item 4 below, the shares of Non-Voting Stock acquired in advance by the Apollo Purchasers have not been issued by the Issuer and are not currently exchangeable into shares of Common Stock. The issuance and exchangeability of such shares of Non-Voting Stock are subject to stockholder approval pursuant to the Special Meeting (as described and defined in Item 4 below). The purchases were financed with cash on hand from contributions of partners of each of AIF IV and Overseas IV or members of AIF LLC, respectively, as the case may be. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities.

Item 4. Purpose of the Transaction

         Item 4 is hereby amended and supplemented as follows:

         On May 14, 2001, the Issuer announced a proposed transaction between the Issuer and Motient Corporation ("Motient") whereby Motient would have acquired 100% of the Issuer in exchange for a combination of newly-issued Motient preferred stock and shares of XM Satellite Radio Holdings, Inc., a publicly-traded company in which Motient then owned a significant equity stake. In response to such proposed transaction, several shareholder lawsuits were filed against the Issuer and other defendants (including certain of the Reporting Persons) and thereafter consolidated in the lawsuit known as In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879NC (the "Action"). On April 2, 2002 (the "Closing Date"), the plaintiffs and defendants (including the Reporting Persons) entered into the Stipulation of Settlement, to settle pending and threatened claims relating to the Action, a copy of which is attached hereto as Exhibit 9 and incorporated herein by reference in response to this Item 4 (the "Stipulation"). In connection with, and as part, of the Stipulation, the Issuer and the Apollo Purchasers also entered into an Investment Agreement, dated April 2, 2002 (the "Investment Agreement"), a copy of which is attached hereto as Exhibit 10 and incorporated

                                                              Page 8 of 13 Pages
herein by reference in response to this Item 4. The Stipulation, the Investment Agreement and together with the agreements, transactions and understandings contained in and contemplated by the Stipulation and the Investment Agreement are collectively referred to herein as the "Settlement."

         As part of the Settlement, and as more fully set forth in the Investment Agreement, the Apollo Purchasers and the Issuer have agreed to do the following:

         Tender Offer. The Apollo Purchasers have agreed to commence, as promptly as practicable, a tender offer (the "Tender Offer") for up to 15,002,909 shares of Common Stock at a price per share equal to 105% of the average closing prices of the Common Stock on the Nasdaq National Market for the five trading days prior to the commencement of the Tender Offer, but in no event greater than 130% or less than 90% of the purchase price per share paid by the Apollo Purchasers in the Advance Purchase (as defined below). Immediately following the execution of the Investment Agreement, the Apollo Purchasers assigned all of their respective rights and obligations with respect to the Tender Offer to AP/RM Acquisition, LLC, a Delaware limited liability company and an affiliate of the Reporting Persons ("AP/RM LLC").

         The material terms of the Tender Offer provided for in the Investment Agreement will be as set forth in an Offer to Purchase to be filed promptly with the Securities and Exchange Commission. As of the date of this filing, AP/RM LLC has announced that it will commence a Tender Offer.

         Rights Offering. The Investment Agreement provides that the Issuer will consummate a rights offering in which it will distribute to securityholders of the Issuer one non-transferable right (a "Right") for (i) each share of Common Stock, (ii) each share of Common Stock into which the Preferred Stock is convertible and (iii) each share of Common Stock into which 80% of the Series 1-A Warrants and the Series 2-A Warrants (collectively, the "Warrants") are exercisable (the "Rights Offering"). Each Right will entitle the holder to the right to purchase one share of Common Stock, or, in the case of the Apollo Purchasers, Non-Voting Stock, at a subscription price per share equal to 85% of the average closing prices of the Common Stock on Nasdaq National Market for a number of trading days to be established in good faith by the Issuer's board of directors at the time the Rights Offering is commenced. This subscription price will be no more than $0.33 and no less than $0.18 per share. All participating holders of Common Stock will also have an oversubscription right to acquire their pro rata portion of any shares that are not purchased by other holders of Common Stock, except the Apollo Purchasers pro rata portion will be determined as if the Apollo Purchasers had only purchased 12,709,499 shares in the Advance Purchase. The Rights Offering will remain open for at least 20 business days. The Investment Agreement also requires the Issuer to file promptly with the Securities and Exchange Commission a registration statement covering the issuance of the Rights and the shares of Common Stock and Non-Voting Stock to be issued upon exercise of the Rights.

         Advance Purchase. The Investment Agreement requires the Apollo Purchasers to purchase, and the Apollo Purchasers have purchased, in advance the 38,765,848 shares of Non-Voting Stock that they would otherwise have been entitled to purchase in the rights offering (the "Advance Purchase"). The Apollo Purchasers paid $0.255 per share for an aggregate purchase price amount of $9,885,291.20. The purchase price paid by the Apollo Purchasers in the Advance

                                                              Page 9 of 13 Pages

Purchase is at a 15% discount to the public market price per share of the Common Stock and will be adjusted at the time of the Rights Offering to equal the subscription price to be established for the Rights Offering. The Non-Voting Stock acquired by the Apollo Purchasers in the Advance Purchase will be deemed to be the exercise of the Rights that otherwise would have been distributable or exercisable by the Apollo Purchasers in the Rights Offering based on the number of Preferred Stock, Common Stock and Warrants held by the Apollo Purchasers on the day prior to the Closing Date, other than any Rights that may be exercisable as a result of the Purchaser's oversubscription privileges. If the Rights Offering does not occur on or prior to June 30, 2003 or is not approved at the special meeting, then a committee consisting of all the independent directors of the Issuer desiring to serve on such committee may elect to cause the Advance Purchase to be rescinded.

         Special Meeting of Stockholders and Reverse Stock Split. The Investment Agreement requires the Issuer to call a special meeting (the "Special Meeting") and submit to a vote of the stockholders of the Issuer proposals regarding (i) an amendment to the Issuer's certificate of incorporation in order to effect a one for ten reverse stock split, (ii) the issuance of shares of Common Stock and Non-Voting Stock to be issued in connection with the Rights Offering, and (iii) the exchange of Common Stock for Non-Voting Stock, on a one for one basis, in connection with certain transfers of the Non-Voting Stock by the Apollo Purchasers. On March 24, 2002, the Board of Directors of the Issuer declared that the reverse stock split, the Rights Offering, and the exchange of Common Stock for Non-Voting Stock by the Apollo Purchasers are advisable and in the best interests of the Issuer and its stockholders and have recommended that the stockholders approve the proposals submitted for a vote at the Special Meeting.

         Amendments  to the  Rights of the  Apollo  Purchasers.  The  Investment
Agreement and Stipulation further provide that on the date that the Final Judgment becomes Final (each, as defined in the Investment Agreement): (i) the Apollo Purchasers have agreed that they will (x) irrevocably waive their right to elect to receive their payments of dividends in cash, rather than in additional shares of Preferred Stock respecting any dividend payment date respecting the Preferred Stock after June 30, 2002 and on or prior to June 30, 2004 and (y) surrender to the Issuer for cancellation Warrants to acquire 2,752,452 shares of Common Stock, representing 20% of the shares of Common Stock to which they are entitled pursuant to their Warrants and (ii) the Issuer and the Apollo Purchasers will effect the Independent Directors Agreement (as described in the Stipulation) pursuant to which the Apollo Purchasers have agreed to use their best efforts to ensure that those persons nominated as Independent Directors (as defined in the Stipulation) to the board of directors of the Issuer pursuant to such Independent Directors Agreement are elected to the board of directors. Additionally, the Apollo Purchasers have agreed (i) to waive their right to an adjustment in the conversion price of the Preferred Stock and the exercise price of the Warrants with respect to certain issuances of stock in the transactions contemplated by the Investment Agreement, (ii) to vote in favor of the proposals at the Special Meeting, provided, however, that any shares of Common Stock purchased pursuant to the Tender Offer will be voted pro rata with all other votes cast at the special meeting by the holders of Common Stock, (iii) to certain transfer restrictions until the record date of the Special Meeting, (iv) to waive their right to purchase all unexercised rights in the Tender Offer, and (v) to vote the shares purchased pursuant to the Rights Offering at any meeting of the stockholders of the Issuer (or any action by written consent in lieu thereof) pro rata with all other votes cast at such meeting (or by written consent) by the holders of the Common Stock.

                                                             Page 10 of 13 Pages

         Upon the expiration of the restrictions under Section 8.6(a) of the Investment Agreement, if an Apollo Purchaser desires to transfer shares of Non-Voting Stock to a third-party, upon such Apollo Purchaser's request, the Issuer will exchange such shares of Non-Voting Stock for shares of Common Stock, provided, that the number of shares transferred would not exceed more than 10% of the Voting Power of the Issuer and the transferee, after giving effect to the exchange, the purchasing third-party shall not beneficially own securities representing more than 15% of the Voting Power (as defined in the Investment Agreement) of the Issuer. In addition, an Apollo Purchaser may also exchange shares of Non-Voting Stock for shares of Common Stock if, after giving effect to such exchange, the Apollo Purchasers collectively own no more than 29.9% of the Voting Power of the Issuer.

         Pro-Rata Voting of Preferred Stockholders' Tender Shares. Under the Settlement, so long as any tendered shares are held by the Apollo Purchasers or their Affiliates, the Apollo Purchasers and their Affiliates have covenanted that they will cause all such shares held by them, which would otherwise entitle the Apollo Purchasers to cause more than 29.9% of the Voting Power (as defined in the Investment Agreement) of the Issuer, to be voted at any meeting of stockholders and in connection with any action by written consent pro rata with all other votes cast at such meeting (or by written consent) by holders of Common Stock.

         As part of the Settlement, and as set forth in the Stipulation, the Reporting Persons, as defendants in the Action, have been released from any and all existing and future claims, rights or other causes of action that have been brought or could arise in connection with the Action or the Settlement, other than any claim or potential claims relating to the enforcement of the terms or conditions of the Settlement.

         The foregoing descriptions of the Settlement, including the Stipulation and the Investment Agreement, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Stipulation, the Investment Agreement and each of the other documents which have been filed as Exhibits to this Schedule 13D and are incorporated herein by reference. Certain capitalized terms used herein shall have the meanings ascribed in the applicable agreement referenced herein.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Preferred Stock or Common Stock or other securities of the Issuer from time to time or to sell or otherwise dispose of all or part of the Preferred Stock or Common Stock beneficially owned by them (or any shares of Common Stock into which such Preferred Stock are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions, including collateral arrangements, with financial institutions with respect to the securities described herein. To the extent such transactions materially affect the Reporting Persons' ownership of such securities, or in the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D to reflect such change.


                                                             Page 11 of 13 Pages

Item 5.  Interest in Securities of the Issuer.

         Items 5(a) and (b) are hereby amended and supplemented as follows:

         As of the date hereof, the Apollo Purchasers beneficially own 12,709,499 shares of Common Stock, 996,171 shares of Preferred Stock, 53,997 shares of Series 1-A Warrants and 12,262,542 shares of Series 2-A Warrants. The shares of the Common Stock represent approximately 14.0% of the class. Each share of Preferred Stock is currently convertible into approximately 14.2857 shares of Common Stock, or an aggregate of 14,231,000 shares of Common Stock, which represents approximately 15.7% of the class. The Series 1-A Warrants are currently exercisable for 728,960 shares of Common Stock, representing approximately 0.8% of the class. The Series 2-A Warrants are currently exercisable for 12,262,542 shares of Common Stock, representing approximately 13.5% of the class.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented as follows:

         The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.

         The foregoing response to this Item 6 is qualified in its entirety by reference to the Stipulation of Settlement and the Investment Agreement, each of which is filed as an exhibit to this Schedule 13D and is incorporated hereby by this reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and supplemented by adding thereto as follows:

         Exhibit No.
         -----------

         9. 1/ Stipulation of Settlement, dated April 2, 2002, by and among AIF IV, AIF LLC, Apollo Advisors, L.P., Apollo Advisors IV, L.P., Apollo Management, L.P, the Issuer, the Individual Defendants (as defined therein) and the Plaintiffs (as defined therein).

         10. 2/ Investment Agreement, dated April 2, 2002, by and among the Apollo Purchasers and the Issuer

------------------------

1/ Incorporated by reference to Exhibit 99.3 of the Issuer's periodic report on Form 8-K filed on April 3, 2002 (Commission File Number 000-13865).

2/ Incorporated by reference to Exhibit 99.2 of the Issuer's periodic report on Form 8-K filed on April 3, 2002 (Commission File Number 000-13865).


                                                             Page 12 of 13 Pages

Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 5, 2002                      APOLLO INVESTMENT FUND IV, L.P.

                                   By:      APOLLO ADVISORS IV, L.P.
                                            its general partner

                                   By:      Apollo Capital Management IV, Inc.
                                            its general partner

                                   By:      /s/ Michael D. Weiner
                                            ------------------------------------
                                            Name:    Michael D. Weiner
                                            Title:   Vice President


April 5, 2002                     APOLLO OVERSEAS PARTNERS IV, L.P.

                                  By:      APOLLO ADVISORS IV, L.P.
                                           its managing general partner

                                  By:      Apollo Capital Management IV, Inc.
                                           its general partner

                                  By:     /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


April 5, 2002                     APOLLO ADVISORS IV, L.P.
                                  in its capacity as managing general partner to Apollo Investment Fund IV, L.P. and
                                  Apollo Overseas Partners IV, L.P.

                                  By:      Apollo Capital Management IV, Inc.
                                           its general partner

                                  By:     /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


                                                             Page 13 of 13 Pages

April 5, 2002                     APOLLO MANAGEMENT IV, L.P.
                                  in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                  Apollo Overseas Partners IV, L.P.

                                  By:      AIF IV Management, Inc.
                                           its general partner

                                  By:      /s/ Michael D. Weiner
                                           -------------------------------------
                                           Name:    Michael D. Weiner
                                           Title:   Vice President


April 5, 2002                     AIF  IV/RRRR LLC

                                  By:      Apollo Management IV, L.P.
                                           its manager

                                  By:      AIF IV Management, Inc.
                                           its general partner

                                  By:      /s/ Michael D. Weiner
                                           -------------------------------------
                                           Name:    Michael D. Weiner
                                           Title:   Vice President